Exhibit 12
LAND O’LAKES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Year Ended December 31,
	2008	2007	2006	2005	2004

Earnings:
Earnings before income taxes and discontinued operations	$174,128	$197,260	$72,317	$137,450	$33,787
(Less): Equity in earnings of affiliated companies	(34,972)	(68,183)	(13,674)	(41,343)	(62,204)
Add: Minority interest in earnings of subsidiaries	16,128	1,469	1,449	1,354	1,648
Add: Distributed income of equity investees	45,142	33,699	4,736	35,250	47,846
Add: Fixed Charges (1)	95,829	89,239	89,080	105,885	105,529
(Less): Capitalized interest	(1,559)	(945)	(95)	—	(68)

Earnings available to cover fixed charges	$294,696	$252,539	$153,813	$238,596	$126,538
Ratio of earnings to fixed charges	3.1	2.8	1.7	2.3	1.2

(1)	Fixed charges consist of the following:

	Year Ended December 31,
	2008	2007	2006	2005	2004

Interest expense, gross	$73,857	$70,028	$70,666	$88,194	$88,356
Rentals (interest factor)	21,972	19,211	18,414	17,691	17,173

Total fixed charges	$95,829	$89,239	$89,080	$105,885	$105,529